RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

December 28, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Patrick Kuhn

Re:	Triton Distribution Systems, Inc.
Item 4.02 in Current Report on Form 8-K Filed December 12, 2007 File No. 000-51046

Dear Mr. Kuhn:

On behalf of Triton Distribution Systems, Inc. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 17, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

1.
Please disclose the date on which when you concluded that your financial statements contained in Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and all filings, reports and press releases relating thereto, should no longer be relied on.

Response: On December 10, 2007, we concluded that our financial statements contained in Form 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, and all filings, reports and press releases relating thereto, should no longer be relied on. We have made such disclosure in the Company’s Amendment No. 1 of the Form 8-K Current Report (“Amended 8-K”), a copy of which accompanies this letter.

Patrick Kuhn
Securities and Exchange Commission
December 28, 2007

2.
We note that management discussed with the external auditors the matters disclosed in this filing. Please state whether the audit committee, or board of directors in the absence of an audit committee, or authorized officer, discussed with the independent accountant the matters disclosed in the filing.

Response: Our management informed the audit committee of the matters disclosed in the filing, but the audit committee did not review the filing because the audit committee was formed just prior to management’s initial discussions on these matters. Our management did, however, discuss the matters disclosed in the filing with our Board of Directors, and the Board reviewed the filing. The Board and the audit committee did not discuss the matters disclosed in the filing with the independent accountants. We have made such disclosure on the Amended 8-K.

3.	We note that you intent to file restated financial statements. Please tell us when you will file the amended Form 10-QSBs for the quarters ended March 31, 2007 and June 30, 2007.

Response: We anticipate filing the amended Form 10-QSBs for the quarters ended March 31, 2007 and June 30, 2007 by January 15, 2008. We have made such disclosure on the Amended 8-K.

* * * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc: Mr. Michael W. Overby, Triton Distribution Systems, Inc.